FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      ✓     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No      ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on the board resolutions of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on July 30, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan

Title:	Company Secretary

Date:    July 30, 2008

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)
OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the applicable laws and requirements of the articles of association of the Company, the sixth session of the board of directors of the Company has considered and approved in writing the Report on Prevention of Assets Misappropriation and Improvement of Corporate Governance of the Company on July 28, 2008.

For more information, please see the announcement disclosed by the Company on the website of Shanghai Stock Exchange (http://www.sse.com.cn).

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:
Huang Yongda
(Non-executive Director)
Huang Long
(Non-executive Director)
Wu Daiwei
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
July 30, 2008